UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
(Rule 13d-102)

Arrival
(Name of Issuer)

Ordinary Shares, accounting value per share
(Title of Class of Securities)

L0423Q124
(CUSIP Number)

November 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q124

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

CUSIP No. L0423Q124

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. L0423Q124

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:

Arrival (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60a, rue des Bruyeres
L-1274 Howald
Grand Duchy of Luxembourg

Item 2(a).	Name of Person Filing:

This Schedule is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Antara Capital LP (“Antara Capital”)
(ii) Antara Capital GP LLC (“Antara GP”)
(iii) Himanshu Gulati (“Mr. Gulati”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

55 Hudson Yards, 47th Floor, Suite C
New York, NY 10001

Item 2(c).	Citizenship:

(i) Antara Capital is a Delaware limited partnership
(ii) Antara GP is a Delaware limited liability company
(iii) Mr. Gulati is an individual and is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Ordinary Shares, accounting par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

L0423Q124

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Rows 5 through 9 and 11 of the cover pages hereto for each Reporting Person are incorporated herein by reference.

As of November 30, 2023, none of the Reporting Persons nor any managed account for which Antara Capital serves as investment manager (the “Managed Account”) hold any Ordinary Shares or any instrument that is convertible, exchangeable, or exercisable into Ordinary Shares of the Issuer.

As of November 30, 2023, the Reporting Persons in the aggregate beneficially owned 0% of the Ordinary Shares outstanding.

Antara Capital is the investment manager of Antara Master Fund and the Managed Account. Antara GP is the general partner of Antara Capital. Mr. Gulati is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may have been deemed to beneficially own the securities of the Issuer previously held directly by Antara Master Fund and the Managed Account.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ANTARA CAPITAL LP

	By:	Antara Capital GP LLC,
its general partner

	By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

	By:	/s/ Himanshu Gulati
Name:Himanshu Gulati
Title: Managing Member

	By:	/s/ Himanshu Gulati
Name:Himanshu Gulati, an individual